As filed with the Securities and Exchange Commission on July 9, 2019

File No.:  333-229325

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

VICTORY PORTFOLIOS II

(Exact Name of Registrant as Specified in Charter)

4900 Tiedeman Road, 4th Floor

Brooklyn, Ohio 44144

(Address of Principal Executive Office)

(800) 539-3863

(Area Code and Telephone Number)

Copy to:

Christopher K. Dyer Victory Portfolios II 4900 Tiedeman Road, 4th Floor Brooklyn, Ohio 44144	Jay G. Baris Shearman & Sterling LLP 599 Lexington Avenue New York, New York, 10022

No filing fee is due because an indefinite number of shares has been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

It is proposed that this Registration Statement will become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Victory Portfolios II

This Post-Effective Amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference to the Registration Statement on Form N-14 (File No. 333-229325), filed on January 22, 2019, and the supplement thereto filed on March 1, 2019.

This Post-Effective Amendment is being filed solely to file the tax opinion as Exhibit No. 12 to the Registration Statement on Form N-14.

Victory Portfolios II

Part C.  Other Information

ITEM 15.  INDEMNIFICATION

Reference is made to Article VIII of the Registrant’s Second Amended and Restated Declaration of Trust, Section 8 of the Investment Advisory Agreement, Section 6 of the ETF Distribution Agreement with Foreside, Section 12 of the Global Custodial Services Agreement with Citibank, N.A., Section 9 of the Administration and Fund Accounting Agreement with Victory Capital and Section 7 of the Transfer Agency Services Agreement with Citibank, N.A, each of which is incorporate by reference herein. The Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions.  In no event will the Registrant indemnify any of its trustees, officers, employees or agents against any liability to which such person would otherwise be subject by reason of his willful misfeasance, bad faith, or gross negligence in the performance of his duties, or by reason of his reckless disregard of the duties involved in the conduct of his office or under his agreement with the Registrant.  The Registrant will comply with Rule 484 under the 1933 Act and Release 11330 under the 1940 Act in connection with any indemnification.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, as amended, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

1.

(a) Second Amended and Restated Agreement and Declaration of Trust, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(b)(1) Certificate of Trust, previously filed on May 4, 2012 as an exhibit to the Registrant’s Registration Statement, is hereby incorporated by reference.

(b)(2) Certificate of Amendment to Registrant’s Certificate of Trust, previously filed on October 27, 2015 as an exhibit to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(b)(3) Certificate of Amendment to Registrant’s Certificate of Trust, previously filed on October 27, 2016 as an exhibit to Post-Effective Amendment No. 50 to the Registrant’s Registration Statement, is hereby incorporated by reference.

2.

By-Laws, Amended and Restated May 1, 2015, previously filed on June 26, 2015 as an exhibit to Post-Effective Amendment No. 30 to the Registrant’s Registration Statement, is hereby incorporated by reference.

3.	None.

4.	Agreement and Plan of Reorganization, previously filed on January 22, 2019 within the Registrant’s Proxy Statement/Prospectus on Form N-14, is hereby incorporated by reference.

5.	None other than in the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Registrant.

6.

(a)(1) Investment Advisory Agreement dated May 1, 2015, between Registrant and Victory Capital Management Inc. (“Victory Capital” or the “Adviser”), previously filed on June 26, 2015 as an exhibit to Post-Effective Amendment No. 30 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(2) Schedule A to Advisory Agreement dated May 1, 2015, current as of February 27, 2019, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

7.

(a)(1) ETF Distribution Agreement dated as of February 24, 2017 with Foreside Fund Services, LLC (“Foreside”) with respect to each exchange-traded fund series of the Registrant, previously filed on March 31, 2017 as an exhibit to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(2) First Amendment dated February 24, 2017 to the ETF Distribution Agreement dated as of February 24, 2017 with Foreside, previously filed on October 27, 2017, as an exhibit to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(3) Exhibit A to the ETF Distribution Agreement with Foreside effective as of February 24, 2017, current as of February 26, 2019, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(b) ETF Distribution Agreement with Foreside effective as of February 24, 2017, previously filed on October 27, 2017, as an exhibit to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement, is hereby incorporated by reference.

8.	None.

9.

(a)(1) Global Custodial Services Agreement with respect to each mutual fund series of the Registrant, dated August 5, 2008 with Citibank, N.A., previously filed on October 28, 2015 as an exhibit to Post-Effective Amendment No. 41 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(2) Amendment and Joinder to the Global Custodial Services Agreement with respect to each mutual fund series of the Registrant, dated August 19, 2015, previously filed on October 28, 2015 as an exhibit to Post-Effective Amendment No. 41 to Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(3) Amendment and Joinder to the Master Global Custodial Services Agreement, dated July 15, 2016, previously filed on February 28, 2017 as an exhibit to Post-Effective Amendment No. 147 to Victory Portfolios’ Registration Statement, is hereby incorporated by reference.

(a)(4) Amendment and Joinder to the Master Global Custodial Services Agreement, dated August 24, 2016, previously filed on February 28, 2017 as an exhibit to Post-Effective Amendment No. 147 to Victory Portfolios’ Registration Statement, is hereby incorporated by reference.

(a)(5) Amendment and Joinder to the Master Global Custodial Services Agreement, dated February 27, 2017, previously filed on March 31, 2017 as an exhibit to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(6) Amendment and Joinder to the Master Global Custodial Services Agreement, dated March 1, 2019, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

10.

(a)(1) Amended and Restated Distribution Plan Pursuant to Rule 12b-1 with respect to each exchange-traded fund series of the Registrant, current as of February 24, 2017, previously filed on October 27, 2017, as an exhibit to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(2) Schedule A to Amended and Restated Distribution Plan Pursuant to Rule 12b-1, current as of February 26, 2019, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

11.

Opinion of Morris Nichols Arsht & Tunnell LLP regarding legality of issuance of shares, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

12.	Opinion of Shearman & Sterling LLP regarding tax matters. (filed herewith)

13.

(a)(1) Expense Limitation Agreement dated as of December 2, 2015, between Registrant and Victory Capital, previously filed on June 26, 2015 as an exhibit to Post-Effective Amendment No. 30 to the Registrant’s Registration Statement, is hereby incorporated by reference.

(a)(2) Schedule A to the Expense Limitation Agreement dated December 2, 2015, current as of February 27, 2019, previously filed on April 5, 2019 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement, is hereby incorporated by reference.

14.

Consent of Independent Registered Public Accounting Firm, previously filed on January 22, 2019 as an exhibit to the Registrant’s Proxy Statement/Prospectus on Form N-14, is hereby incorporated by reference.

15.	None.

16.

Powers of Attorney of Leigh A. Wilson, David Brooks Adcock, Nigel D.T. Andrews, E. Lee Beard, David C. Brown, Dennis M. Bushe, Sally M. Dungan, John L. Kelly, David L. Meyer and Gloria S. Nelund, previously filed on January 22, 2019 as an exhibit to Registrant’s Proxy Statement/Prospectus on Form N-14, is hereby incorporated by reference.

17.	Form of Proxy Card previously filed on January 22, 2019 as an exhibit to Registrant’s Proxy Statement/Prospectus on Form N-14, is hereby incorporated by reference.

ITEM 17.  UNDERTAKINGS

(1)         The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)         The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)         The undersigned Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) through an amendment to this Registration Statement no later than a reasonable time after the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of July, 2019.

VICTORY PORTFOLIOS II
(Registrant)
By:	/s/ Christopher K. Dyer
Christopher K. Dyer, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the date stated above.

	/s/ Christopher K. Dyer	President
Christopher K. Dyer

	/s/ Allan Shaer	Treasurer
Allan Shaer

	*	Chairman of the Board and Trustee
Leigh A. Wilson

	*	Trustee
David Brooks Adcock

	*	Trustee
Nigel D.T. Andrews

	*	Trustee
E. Lee Beard

	*	Trustee
David C. Brown

	*	Trustee
Dennis M. Bushe

	*	Trustee
Sally M. Dungan

	*	Trustee
John L. Kelly

	*	Trustee
David L. Meyer

	*	Trustee
Gloria S. Nelund

* By:	/s/ Jay G. Baris
Jay G. Baris
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(12)	Opinion of Shearman & Sterling LLP regarding tax matters